Exhibit 99 (b)

Patriot Renewable Fuels, LLC

Financial Statements for the Years Ended
December 31, 2009 and December 31, 2008
And Report of Independent Registered Public
Accounting Firm

PATRIOT RENEWABLE FUELS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Patriot Renewable Fuels, LLC
Annawan, Illinois

We have audited the accompanying balance sheet of Patriot Renewable Fuels, LLC as of December 31, 2009 and the related statements of operations, changes in members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Patriot Renewable Fuels, LLC as of December 31, 2008, were audited by other auditors whose report dated November 24, 2009, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patriot Renewable Fuels, LLC as of December 31, 2009 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P. Certified Public Accountants

Minneapolis, Minnesota
April 12, 2010

PATRIOT RENEWABLE FUELS, LLC

Balance Sheets

	December 31, 2009	December 31, 2008

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$11,028,894	$2,181,961
Accounts receivable, net	6,587,083	6,096,918
Inventory	5,764,097	6,230,835
Prepaid expenses and other current assets	1,386,711	1,852,846

Total current assets	24,766,785	16,362,560

PROPERTY AND EQUIPMENT
Property and equipment, at cost	155,859,646	155,812,610
Accumulated depreciation	(11,799,466)	(2,984,707)

Property and equipment, net	144,060,180	152,827,903

OTHER NONCURRENT ASSETS
Deferred financing costs, net	558,107	708,074
Notes receivable	32,754,979	23,788,083
Interest receivable	2,580,819	2,033,506

Total other noncurrent assets	35,893,905	26,529,663

TOTAL ASSETS	$204,720,870	$195,720,126

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,619,739	$5,188,218
Accrued expenses and other current liabilities	3,218,317	3,576,850
Current portion of interest rate swap	1,618,486	—
Current portion of long term debt	6,484,485	7,608,529

Total current liabilities	13,941,027	16,373,597

LONG-TERM LIABILITIES
Long term debt	84,288,353	91,512,811
Revolving loan	—	2,013,204
Interest rate swap	2,747,249	6,318,012
Deferred income	33,600,244	26,646,364

Total long-term liabilities	120,635,846	126,490,391

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY, 65,000 units authorized; 45,741 units issued and outstanding	70,143,997	52,856,138

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$204,720,870	$195,720,126

Notes to the Financial Statements are an integral part of this Statement.

PATRIOT RENEWABLE FUELS, LLC

Statements of Operations

	Years Ended December 31,

	2009	2008

REVENUES	$213,709,222	$63,534,383

COST OF GOODS SOLD	187,152,983	65,562,932

GROSS MARGIN	26,556,239	(2,028,549)

OPERATING EXPENSES	3,292,085	2,426,152

OPERATING INCOME (LOSS)	23,264,154	(4,454,701)

OTHER INCOME (EXPENSE)
Interest expense	(8,381,686)	(2,603,204)
Interest income	551,127	1,671,990
Derivative gain (loss)	1,796,231	(3,688,140)
Other income (expense)	58,033	(28,751)

Total other expense, net	(5,976,295)	(4,648,105)

NET INCOME (LOSS)	$17,287,859	$(9,102,806)

Notes to the Financial Statements are an integral part of this Statement.

PATRIOT RENEWABLE FUELS, LLC

Statement of Changes in Members’ Equity

BALANCE - January 1, 2008	$57,958,944

Beneficial conversion feature of convertible subordinated debt	4,000,000

Net loss for the year ended December 31, 2008	(9,102,806)

BALANCE - December 31, 2008	$52,856,138

Net income for the year ended December 31, 2009	17,287,859

BALANCE - December 31, 2009	$70,143,997

Notes to the Financial Statements are an integral part of this Statement.

PATRIOT RENEWABLE FUELS, LLC

Statements of Cash Flows

	Years Ended December 31,

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$17,287,859	$(9,102,806)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,953,274	2,556,880
Interest income accrued on tax increment financing notes receivable	(547,313)	(1,646,410)
Change in fair value of derivative instruments	(1,952,277)	3,688,140
Noncash interest expense related to debt discount amortization	1,333,333	129,630
Changes in operating assets and liabilities:
Accounts receivable	(490,165)	(6,096,918)
Inventory	466,738	(6,230,835)
Prepaids and other current assets	466,135	(1,342,752)
Accounts payable	(1,986,369)	2,666,821
Accrued expenses	(358,533)	3,095,268

Net cash flows provided by (used in) operating activities	21,172,682	(12,282,982)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(669,769)	(56,889,651)
Disposals of property and equipment	39,059	—

Net cash flows used in investing activities	(630,710)	(56,889,651)
CASH FLOWS FROM FINANCING ACTIVITIES:
Advances (payments) on line of credit, net	(2,013,204)	2,013,204
Proceeds from debt	1,008,290	66,234,718
Payments on long term debt	(10,690,125)	(1,008,290)
Proceeds from convertible subordinated debt	—	4,000,000
Payments on deferred financing costs	—	(78,301)

Net cash flows provided by (used in) financing activities	(11,695,039)	71,161,331
NET INCREASE IN CASH AND CASH EQUIVALENTS	8,846,933	1,988,698
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	2,181,961	193,263

CASH AND CASH EQUIVALENTS - END OF PERIOD	$11,028,894	$2,181,961

SUPPLMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for interest, net of amount capitalized during 2008	$8,152,636	$1,054,522

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Accounts payable incurred for property and equipment	$—	$2,500,000

Notes receivable included in deferred income	$8,966,896	$10,860,398

Donation of roadway to municipality	$—	$5,608,972

Retainage refund used to reduce property and equipment amounts due contractor	$582,110	$—

Notes to the Financial Statements are an integral part of this Statement.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Patriot Renewable Fuels, L.L.C. (an Illinois Limited Liability Company, the “Company”) is a dry mill, corn-based processing facility that produces fuel-grade ethanol and distillers grains, a co-product of the ethanol production, that are derived from corn. The ethanol plant is located in Annawan, Illinois and the Company sells its production of ethanol throughout the United States and distillers grains to various international locations.

The Company began construction of the facility in November 2006, and it was commissioned on August 31, 2008. The year ended December 31, 2008 reflects approximately four full months of operations from the time of commissioning and eight months of construction activity. The ethanol plant has a nameplate capacity (guaranteed by the design-builder) to produce 100 million gallon per year of denatured fuel-grade ethanol and approximately 320 thousand tons of dried distillers grains with solubles (DDGS) and process 35.7 million bushels of corn.

Use of Estimates – Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company uses estimates and assumptions in accounting for the following significant matters, among others: economic lives of property and equipment, realizability of accounts receivable, valuation of inventory, the valuation of tax increment financing and subordinated debt, and analysis of long-lived assets impairment. Actual results may differ from previously estimated amounts, and such differences may be material to the financial statements. The Company periodically reviews estimates and assumptions, and the effects of revisions are reflected in the period in which the revision is made.

Revenue Recognition – The Company sells ethanol and DDGS pursuant to marketing agreements (discussed further in Note 9), and recognizes revenue at the time of loading ethanol or distillers grains into trucks, railcars, or containers. This is the point at which the marketer has taken title and assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. Title is generally assumed by the buyer at the Company’s shipping point.

In accordance with the Company’s agreements for the marketing and sale of ethanol and distilled grain products, commissions and freight expenses due to the marketers are deducted from the gross sales price as earned. These commissions and outbound freight expense are recorded net of revenues as they do not provide an identifiable benefit that is sufficiently separable from the sale of ethanol and related products.

Expense Recognition – Cost of goods sold primarily consists of costs for raw materials, utilities, conversion costs, warehousing costs, salaries, wages and expenses for plant operating staff and plant management depreciation and amortization expenses, general facility overhead charges, property taxes, and property and casualty insurance.

General and administrative expenses consist primarily of salaries and expenses for management, administrative and accounting employees, fees paid to outside service providers such as legal, accounting, and consulting firms.

Cash and Cash Equivalents – All highly liquid investments with a maturity of three months or less at the time of purchase are considered to be cash equivalents. The Company maintains cash and cash equivalents primarily in accounts with three financial institutions which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts or any losses in connection with these balances. At December 31, 2009 and 2008, the Company had $102 and $2,511,762,

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

respectively, in money market funds which are classified as cash equivalents and recorded at cost which approximates fair value.

Accounts Receivable – Accounts receivable are recorded at their estimated net realizable value and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the statement of cash flows. The Company does not have any off-balance sheet credit exposure related to its customers. Accounts are considered past due if payment is not made on a timely basis in accordance with the Company’s credit terms. Accounts considered uncollectible are written off. The Company follows a policy of providing an allowance for doubtful accounts when deemed necessary; however, based on historical experience, and its evaluation of the current status of receivables, the Company is of the belief that such accounts will be collectible in all material respects and thus an allowance was not necessary at December 31, 2009 or 2008. It is possible this estimate will change in the future.

The Company performs periodic credit evaluations of its marketers and has not required collateral. The Company’s operations vary with the volatility of the market for inputs (including corn, natural gas, chemicals, and denaturant) and for finished products (ethanol and DDGS), and to mitigate that volatility the Company actively seeks to minimize inventory and accounts receivable levels.

Inventory – Inventory is stated at the lower of cost or market. Cost is determined using the first in, first out (FIFO) method. Market is based on current replacement values except that it does not exceed net realizable values and it is not less than net realizable values reduced by allowances from normal profit margin. Inventories consist of raw materials (corn, chemicals, denaturant), work in process, finished goods (ethanol and DDGS) and spare parts.

All materials and production costs related to the production of ethanol and distillers grains not sold are capitalized as inventory and recognized as cost of sales when the sale of the products is recognized.

Prepaid Expenses – Prepaid expenses are recorded for non-inventory purchases that will be consumed in less than one year. Included in prepaid expenses and other assets are certain costs paid in advance for natural gas expenses. As of December 31, 2009 and 2008 the total amount included on the balance sheet was $775,094 and $1,229,420 for prepaid natural gas expenses, respectively.

Property and Equipment – Property and equipment is stated at cost. Depreciation is determined using the straight-line method for financial reporting purposes over the estimated useful lives of the assets ranging from 3 to 30 years as shown in the table below.

Asset Description	Years

Land improvements	10-30 years
Buildings	15-30 years
Process equipment	10-20 years
Grain handling equipment	10 years
Railroad and rail equipment	20 years
Office and computer equipment	3-5 years

The Company expenses maintenance and repair expenses as incurred, major improvements are capitalized.

The Company initiated ethanol and DDGS production on August 31, 2008 and began depreciating the plant on that date. Prior to that time, the Company capitalized interest on its construction in progress

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

activities related to the ethanol plant. Interest capitalized for the year ended December 31, 2008 was $2,208,197.

Property and equipment are reviewed for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including, but not limited to, discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company has identified no such impairment losses for the years ended December 31, 2009 or 2008.

Notes Receivable – During the years ended December 31, 2009 and 2008, the Company received promissory notes from the Village of Annawan (the “Village”) under a tax increment financing agreement (“TIF”). The Village provided funds in the form of interest bearing notes. The notes will bear interest at a fixed rate established at the time of issuance based on the prime rate, not to exceed 9% per annum.

Deferred Financing Costs – Costs incurred in connection with the acquisition of financing for the ethanol plant discussed in Note 5 were deferred and amortized over the term of the respective financing using the effective interest method. Accumulated amortization was $422,058 and $272,091 at December 31, 2009 and 2008, respectively.

Accounts Payable – Accounts payable are recorded as invoices are received from vendors at the invoiced amount. Accrued payables for raw materials received but not invoiced are included in accounts payable.

Interest Rate Swap – The Company entered into derivative contracts to fix the interest rate for a portion of its long term debt. The Company records the interest rate swap at fair value with changes in fair value recognized in earnings since the interest rate swap was not designated as a cash flow hedge. See Note 6 for further discussion.

Deferred Income – Proceeds received from the Village under the TIF agreement are recorded as deferred income and will be amortized into income over the life of the related property and equipment.

Convertible Debt - The Company issued $4,000,000 of convertible subordinated notes on November 25, 2008, the proceeds of which are recorded as long term debt, at a discount based on the conversion feature. The notes bear interest at a rate of 16%, compounded quarterly, and are convertible to units each year at the anniversary date as follows: $1,500 per unit at November 25, 2009, $1,000 per unit at November 25, 2010, and $500 per unit at November 25, 2011 The intrinsic value of the beneficial conversion feature at the time of issuance was recorded as a discount on note and a component of members’ equity. The discount will be amortized to expense over the three year term of the convertible subordinated debt.

Income Taxes – The Company is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. Differences between the financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes. In addition, the Company uses the modified accelerated cost recovery system method (MACRS) for tax depreciation instead of the straight-line method that is used for book depreciation, which also causes temporary differences.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

In June 2006, the Financial Accounting Standards Board (“FASB”) issued authoritative accounting guidance relating to the recognition of income tax benefits. This authoritative guidance provides a two-step approach to recognizing and measuring tax benefits when realization of the benefits is uncertain. The first step is to determine whether the benefit meets the more-likely-than-not condition for recognition and the second step is to determine the amount to be recognized based on the cumulative probability that exceeds 50%. Primarily due to the Company’s tax status as a partnership, the adoption of this guidance on January 1, 2009, had no material impact on the Company’s financial condition or results of operations.

Fair Value – The carrying amounts for cash and cash equivalents, accounts and notes receivable, and accounts payable approximate fair value. Fair values of interest rate swap agreements are obtained from the counterparty, who computes the values based on nominal and current interest rates, and have been evaluated for credit swap default risk. The fair value of the debt approximates its carrying value due to its short maturity or floating interest rates, as applicable.

Environmental Liabilities – The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of material in its location. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, occupational heath, and the production, handling, storage and use of hazardous materials to prevent environmental or other damage, and to limit the financial liability which could result from such events. An environmental liability is recorded by the Company if the liability is probable and the costs can be reasonably estimated. No such liabilities were recorded at December 31, 2009, and 2008 and the Company is not currently a party to any unsettled legal proceedings at December 31, 2009.

Reclassifications – A reclassification was made to the previously issued 2008 statement of cash flows in order for comparability to the 2009 statement of cash flows. This reclassification had no effect on operating cash flow as previously reported.

Adoption of New Accounting Pronouncements – Effective July 2009, the FASB Accounting Standards Codification, also known collectively as the “Codification,” is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. All accounting references have been updated, and therefore SFAS references have been replaced with a definition of the accounting policy where applicable. The Company adopted this guidance for the reporting period ended December 31, 2009. The only impact of adopting this provision was to update and remove certain references in the financial statements to technical accounting literature.

In March 2008, the FASB issued new accounting guidance of the accounting for derivatives and hedging. This guidance requires, among other things, enhanced disclosure about the volume and nature of derivative and hedging activities and a tabular summary showing the fair value of derivative instruments included in the statement of financial position and statement of operations. This guidance also requires expanded disclosure of contingencies included in derivative instruments related to credit risk. This guidance was adopted by the Company on January 1, 2009 and did not have a material impact on the financial statements other than enhancing disclosures relating to outstanding derivative instruments.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

2.	INVENTORY

A summary of inventory at December 31, 2009 and 2008 is as follows:

	2009	2008

Raw materials	$1,914,494	$2,639,996
Work in process	1,147,920	1,269,110
Finished goods	1,940,412	1,954,742
Spare parts	761,271	366,987

Totals	$5,764,097	$6,230,835

The Company performs a lower of cost or market analysis on inventory to determine if the market values of certain inventories are less than their carrying value, which is attributable primarily to decreases in market prices of corn and ethanol. Based on the lower of cost or market analysis, the Company was not required to record a lower of cost or market charge on any inventories for the years ended December 31, 2009 and 2008.

3.	PROPERTY AND EQUIPMENT

A summary of property and equipment at December 31, 2009 and 2008 is as follows:

	2009	2008

Land and land development	$18,047,564	$18,187,718
Process and grain handling equipment	110,629,526	110,544,360
Buildings	26,202,724	26,337,650
Furniture, fixtures, and computer equipment	856,188	742,882
Construction in process	123,644	—

	155,859,646	155,812,610
Less: accumulated depreciation	(11,799,466)	(2,984,707)

Total property and equipment, net	$144,060,180	$152,827,903

4.	TAX INCREMENT FINANCING

During the years ended December 31, 2009, 2008 and 2007, the Company received amounts from the Village of Annawan, Illinois (“Village”) under a TIF agreement. The Village provided funds in the form of interest bearing notes in 2009 and 2008, as well as cash proceeds from a TIF bond issuance in 2007. The notes bear interest at a fixed rate established at the time of issuance based on the prime rate, not to exceed 9% per annum. Bonds issued to fund the TIF arrangement are not a liability of the Company but are an obligation of the Village since the Company does not guarantee the TIF debt and has no obligation to satisfy any shortfall in annual debt service requirements. The bonds and related notes are to be repaid by the Village from the incremental increase in property taxes related to the improvement of the Company’s real property. The proceeds of the financing have been recorded as deferred income and will be amortized into income with such amortization amount based on the life of the related property and equipment. The amount of reimbursements to be received under the TIF agreement is not to exceed $41,772,000 plus related interest on the TIF notes receivable. As of December 31, 2009, the Company had received $9,000,000 in cash from the Village in addition to a $32,754,979 note receivable. The Company recorded $41,754,979 and $32,788,083 of deferred income related to the amounts received,

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

and has amortized $2,013,016 and $532,927 of deferred income, which is included in the statements of operations for the years ended December 31, 2009 and 2008, respectively. The Company also reduced deferred income by $5,608,792 related to the transfer of property rights for the plant access road from the Company to the Village. The fair value of the asset was deemed to approximate the cost basis due to the recently completed construction of the plant. As of December 31, 2009 and 2008, the unamortized deferred income balance was $33,600,244 and $26,646,364, respectively. The notes had accrued interest receivable of $2,580,819 and $2,033,506 at December 31, 2009 and 2008, respectively, and is recorded separate from the notes received as interest receivable. At December 31, 2009, the Company has recorded a valuation allowance of $1,374,009 against the interest receivable based on the uncertainty of future cash flows of the Village. Interest income was accrued on the notes receivable at an interest rate of 6.1% and 7.2% for the years ended December 31, 2009 and 2008, respectively, and was included in the statements of operations.

5.	LONG TERM DEBT AND REVOLVING LINE OF CREDIT

	2009	2008

Secured by substantially all assets:

Fixed Rate Loan, variable interest of 90 day LIBOR plus 300 basis points with a minimum rate of 5.5%, swapped to a fixed rate of 8.655%	$42,998,088	$46,950,000

Variable Rate Loan, variable interest of 90 day LIBOR plus 450 basis points with a minimum rate of 5.5%	28,811,787	33,050,000

Long-Term Reducing Revolving Loan, variable interest of 90 day LIBOR plus 450 basis points with a minimum rate of 5.5%	17,500,000	18,991,710

Unsecured:

Convertible subordinated debt, fixed interest rate of 16%, convertible to membership units	4,000,000	4,000,000

Discount on convertible subordinated debt	(2,537,037)	(3,870,370)

Total debt	90,772,838	99,121,340

Less: current maturities	(6,484,485)	(7,608,529)

Total long-term debt	$84,288,353	$91,512,811

On November 28, 2006, the Company entered into a definitive loan agreement (the “Agreement”) with a financial institution (the “Bank”) for a Construction Loan of up to $93,900,000, a Revolving Line of Credit of $7,000,000 and Letters of Credit of $3,000,000 to provide financing for construction and operation of the ethanol plant. In connection with the Agreement, the Company also entered into an interest rate swap agreement fixing the interest rate on $46,950,000 of debt at 8.655%.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

On September 22, 2008, the Agreement was amended (the “2nd Amendment”) to increase the amount available under the Construction Loan to $100,000,000, increase the Revolving Line of Credit to $12,000,000, and reduce the Letters of Credit to $972,685. In addition, the 2nd Amendment also provided for a $4,000,000 Bridge Loan to be issued subject to replacement by issuance of convertible subordinated debt (“Subordinated Debt”) by the Company.

On October 8, 2008 (“Completion Date”) the Construction loan was converted into three term loans. One term loan, the Fixed Rate Note, is for $46,950,000, and the balance is subject to the interest rate swap agreement (see Note 6). The remaining amounts of the Construction Loan were converted to a Variable Rate Note of $33,050,000 and a Long Term Reducing Revolving Loan of $20,000,000. At December 31, 2009, the balance on these three loans was $42,998,088, $28,811,787, and $17,500,000, respectively. At December 31, 2008, the balance on these three loans was $46,950,000, $33,050,000, and $19,991,710, respectively.

The Agreement also provides for a Revolving Loan under which the Company can borrow the lesser of (1) a borrowing base calculation defined in the Agreement or (2) $12,000,000. The Revolving Loan matured on April 30, 2009. On April 30, 2009, and May 31, 2009, respectively, the Revolving Loan was amended to reduce the amount available from $12,000,000 to $6,000,000 and to extend the maturity date from April 30, 2009 to August 31, 2009. On August 31, 2009, the Company executed an extension to the Revolving Loan as described in the following paragraph. At December 31, 2009 and 2008 the Company had borrowings of $0 and $2,013,204, respectively, under the Revolving Loan. Interest is payable quarterly on outstanding borrowings.

On August 31, 2009, the Company entered into an amended and restated loan agreement (the “Restated Agreement”) with the Bank. The Restated Agreement reduced the maximum availability on the Revolving Loan to $5,000,000 and extended the maturity date to July 31, 2010. The Restated Agreement also revised the fixed charge and net worth covenant requirements; eliminated the working capital covenant; increased the base rate on the various loans, except for the Fixed Rate Loan, from LIBOR plus three hundred basis points, to LIBOR plus four hundred fifty basis points with a minimum interest rate of 5.5%; and established a maximum required debt service reserve of $5,000,000 to be funded by an annual excess cash flow calculation. As of December 31, 2009, the Company owed the maximum of $5,000,000 as the result of this calculation and paid that amount on January 22, 2010. This debt service reserve is fully funded and will require no additional contributions for the term of the Restated Agreement.

The Restated Agreement contains various restrictive covenants which, among other matters, require that the Company meet certain financial ratios. The Company is in compliance with the financial covenants of the Restated Agreement as of December 31, 2009 and expects to remain in compliance throughout 2010. At December 31, 2008 the Company was subject to a minimum net worth covenant, the testing of which was deferred to March 31, 2009 and subsequently superseded by the Restated Agreement.

The Fixed Rate Note bears interest at a variable rate of 90 day LIBOR plus three hundred basis points, with a minimum rate of 5.5%. The Variable Rate Note, the Long Term Reducing Revolving Loan, and the Revolving Loan bear interest at a variable rate of 90 day LIBOR plus four hundred fifty basis points, with a minimum rate of 5.5%. The minimum rate of 5.5% was in effect at December 31, 2009. The Fixed and Variable Rate notes bore interest at a variable rate of 90 day LIBOR plus three hundred basis points and the Long Term Reducing Revolving Loan and the Revolving Loan bore interest at a variable rate of 30 day LIBOR plus three hundred basis points (7.52% and 4.54%, respectively) at December 31, 2008. The borrowings under the Agreement are collateralized by substantially all of the assets of the Company. The term loans require quarterly interest and principal payments and mature five years after the Completion Date of the Construction loan. In addition, the Company must make additional annual

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

principle payments up to a maximum of $4,000,000 based on an excess cash flow calculation, as defined in the Restated Agreement. As of December 31, 2009, the Company owed an additional $4,000,000 as the result of this calculation and paid that amount on January 22, 2010. As of December 31, 2008 no additional amounts were owed under this calculation.

Annual expected maturities for long term debt are as follows as of December 31, 2009:

2010	$6,484,485
2011	10,731,038
2012	9,905,955
2013	63,651,360

Total	$90,772,838

On November 25, 2008, the Company issued Convertible Subordinated Debt totaling $4,000,000 to five related parties (see Note 7). The Subordinated Debt bears interest at a rate of 16%, has a term of three years, and is convertible to membership units at each anniversary date at a cost of $1,500, $1,000, and $500 per unit, respectively, on November 25, 2009, 2010, and 2011. Due to the favorable conversion rate of this convertible debt, the Company recognized a beneficial conversion feature of $4,000,000, resulting in a discount of $4,000,000 to the convertible subordinated debt. This discount will be recognized in interest expense over the three year life of the debt. The Company recognized interest expense of $1,333,333 and $129,630 during 2009 and 2008, respectively, related to amortization of this debt discount.

6.	DERIVATIVE INSTRUMENTS

From time to time the Company enters into derivative transactions to hedge its exposures to interest rate and commodity price fluctuations. The Company does not enter into derivative transactions for trading purposes.

The Company provides qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses from derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.

As of December 31, 2009, the Company had entered into an interest rate swap agreement along with corn derivative instruments. The Company records its derivative financial instruments as either assets or liabilities at fair value in the statement of financial position. Derivatives qualify for treatment as hedges when there is a high correlation between the change in fair value of the derivative instrument and the related change in value of the underlying hedged item. Based upon the exposure being hedged, the Company may designate its hedging instruments as a fair value hedge, a cash flow hedge or a hedge against foreign currency exposure. In order to qualify for hedge accounting, the Company must formally document, designates, and assesses the effectiveness of transactions that receive hedge accounting initially and on an on-going basis. The Company does not currently have any derivative instruments that are designated as effective hedging instruments for accounting purposes.

Commodity Contracts

As part of its hedging strategy, the Company may enter into corn commodity-based derivatives, through its corn procurement agent (discussed in Note 8), in order to protect cash flows from fluctuations caused by volatility in commodity prices and to protect gross profit margins from potentially adverse effects of market and price volatility on corn purchase commitments where the prices are set at a future date. These

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

derivatives are not designated as effective hedges for accounting purposes. For derivative instruments that are not accounted for as hedges, or for the ineffective portions of qualifying hedges, the change in fair value is recorded through earnings in the period of change. Corn derivative changes in fair market value are included in cost of goods sold. At December 31, 2009, the total notional amount of the Company’s outstanding corn derivative instruments was approximately 1,360,000 bushels that were entered into to hedge forecasted corn purchases through July 2010.

Interest Rate Contact

In accordance with the Agreement as discussed in Note 5 the Company entered into a forward interest rate swap (the “Swap”) in the notional amount of $46,950,000 during 2007, to limit its exposure to the impact of increasing interest rates on its results of operations and future cash outflows for interest. The Swap fixed the interest rate of the Fixed Rate Loan subsequent to the Completion Date at 8.655%. The Swap is effective as of October 8, 2008 and terminates on October 8, 2013.

At December 31, 2009, the Company had approximately $44 million of notional amount outstanding in swap agreements that exchange the variable interest rate (three-month LIBOR plus 300 basis points) for a fixed interest rate (8.655%) over the term of the agreement. At December 31, 2009, the fair value of the interest rate swap totaled approximately $4,400,000, of which approximately $1,600,000 is classified as a current liability and approximately $2,800,000 classified as a long-term liability. The entire amount of the interest rate swap at December 31, 2008 was classified as a long-term liability. This agreement is not designated as an effective hedge for accounting purposes and the change in fair market value and associated net settlements are recorded in interest expense.

The following tables provide details regarding the Company’s derivative financial instruments at December 31, 2009:

	Balance Sheet location	Assets	Liabilities

Corn contracts	Accounts payable	$—	$(90,225)
Interest rate swap	Interest rate swap - current	—	(1,618,486)
Interest rate swap	Interest rate swap – long-term	—	(2,747,249)

Totals		$—	$(4,455,960)

The following tables provide details regarding the Company’s derivative financial instruments at December 31, 2008:

	Balance Sheet location	Assets	Liabilities

Interest rate swap	Interest rate swap – long-term	$—	$(6,318,012)

Totals		$—	$(6,318,012)

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

The following tables provide details regarding gains and (losses) from the Company’s derivative financial instruments in the statement of operations, none of which are designated as hedging instruments:

	Statement of Operations location	Year ended December 31, 2009	Year ended December 31, 2008

Corn contracts	Costs of goods sold	$364,959	$1,970,117
Interest rate swap	Derivative gain (loss)	1,796,231	(3,688,140)

Total gain (loss)		$2,161,190	$(1,718,023)

7.	RELATED PARTY TRANSACTIONS

The Company has engaged CGB Enterprises Co. (“CGB”, an equity member who also has one board seat) to source corn for the plant under a long term agreement on a fee per bushel basis (discussed further in Note 9).

The Company purchases chemicals used in its production process from Michlig Agricenter, Inc. (“Michlig”), on the basis of price and availability. There are no volume or price commitments by either party. The sole owner of Michlig is a Board member of the Company.

During the construction of the ethanol plant, the Company engaged Scheckel Construction Co. (“Scheckel”) for the land preparation. The sole owner of Scheckel is a Board member of the Company. The total amount of contracted services received from Scheckel under the agreement, inclusive of executed change orders, was $6,477,000, all of which had been incurred as of December 31, 2008. The Company has also engaged Fagen, Inc. (“Fagen”) as the general contractor for the design and construction of the Project. The sole owner of Fagen is an equity member of the Company. The total amount of contracted services received from Fagen under the agreement, inclusive of executed change orders, was $116,226,000, all of which had been incurred as of December 31, 2008.

Total amounts paid to related parties during the years ended December 31, 2009 and 2008 were as follows:

	2009	2008

CGB	$145,489,886	$51,949,765
Fagen	2,025,327	47,848,996
Michlig	678,152	360,243
Scheckel	—	434,289

Totals	$148,193,365	$100,593,293

Total amounts payable to related parties at December 31, 2009 and 2008 were as follows:

	2009	2008

CGB	$1,189,843	$1,393,245
Fagen	—	2,500,000
Michlig	20,112	71,538

Totals	$1,209,955	$3,964,783

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

The Company has engaged Murex N.A, LTD, (“Murex”, an equity member) to market ethanol for the plant under a long term agreement on a percentage of revenue commission basis. Total amounts owed to the Company from Murex, as of December 31, 2009 and 2008 were $5,997,273 and $5,012,279, respectively.

As discussed in Note 5, the Company entered into subordinated debt agreements with certain equity members. Those agreements are related party transactions as each party is an equity member.

8.	COMMITMENTS AND CONTINGENCIES

Corn Origination Agreement

The Company has a corn origination agreement with CGB, an equity member of the Company, whereby they are entitled to the exclusive right for procurement of 100% of the corn needs for the plant. The contract commenced in 2008 and continues for four years from the first delivery date. The price of the corn purchased will be the bid price CGB establishes with the producer of corn plus a set fee per bushel. At December 31, 2009, the Company had open forward corn purchase commitments for 2,296,676 bushels at an average price of $4.23 with CGB. The Company purchased approximately $145,500,000 of corn from CGB during 2009, of which approximately $1,200,000 is included in accounts payable at December 31, 2009. The Company purchased approximately $52,000,000 of corn from CGB during fiscal 2008, of which approximately $1,400,000 is included in accounts payable at December 31, 2008.

Ethanol Marketing Agreement

The Company has a marketing agreement with Murex, an equity member of the Company, whereby they are entitled to the exclusive right for sale and distribution of 100% of the plant’s ethanol. The Company pays the buyer a percentage of the net sales price for certain marketing costs. The initial term is for five years beginning in August 2008 with one year renewal terms unless notice is given by either party at least 90 days prior to the end of the current term. The Company had approximately $197,500,000 of ethanol sales to Murex during 2009, of which approximately $6,000,000 is included in accounts receivable at December 31, 2009. The Company had approximately $60,400,000 of ethanol sales to Murex during fiscal 2008, of which approximately $5,000,000 is included in accounts receivable at December 31, 2008. For the year ended December 31, 2009, ethanol sales are recorded net of commissions and freight totaling approximately $2,100,000 and $14,000,000, respectively. For the year ended December 31, 2008, ethanol sales are recorded net of commissions and freight totaling approximately $730,000 and $4,600,000, respectively.

Distillers Grains Marketing Agreement

The Company has a marketing agreement with CHS, Inc., whereby they are entitled to the exclusive right for sale and distribution of 100% of the plant’s dried distiller’s grains with solubles, wet distiller’s grains and solubles. The initial term of the agreement was one year, but the agreement is to remain in effect until terminated by either party at its unqualified option, by providing written notice of not less than 90 days to the other party. Neither party to the agreement has provided such notice. For the year ended December 31, 2009, DDGS commissions and freight amounted to approximately $800,000 and $375,000, respectively. For the year ended December 31, 2008, DDGS commissions and freight amounted to approximately $200,000 and $1,600,000, respectively.

9.	CONCENTRATIONS

For the years ended December 31, 2009 and 2008, two customers accounted for all of the Company’s revenues and trade accounts receivable. Accounts receivable for the ethanol marketer represented 91% and 82% of total outstanding receivables at December 31, 2009 and 2008, respectively. Accounts

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

receivable for the dry distiller grains marketer represented 9% and 14% of total outstanding receivables at December 31, 2009 and 2008, respectively. Revenues for the ethanol marketer represented 83% and 85% of total revenues for the years ended December 31, 2009 and 2008, respectively. Revenues for the dry distiller grains marketer represented 17% and 15% of total revenues for the years ended December 31, 2009 and 2008, respectively.

All of the Company’s revenue is generated from the sale of two products, ethanol and distillers grains.

10.	MEMBERS’ EQUITY

As specified in the Company’s operating agreement, the Company has one class of membership units. The Company is authorized to issue up to 65,000 membership units. No additional units may be issued for less than $500 per unit without the consent of the majority of the membership units then outstanding. Profits and losses of the Company are allocated to members based on the proportion of units held. As of December 31, 2009 and 2008 the Company had 45,741 membership units issued and outstanding.

11.	FAIR VALUE MEASUREMENTS

The Company follows accounting guidance related to fair value disclosures. For the Company, this guidance applies to certain derivative investments. The authoritative guidance also clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value financial instruments. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

These inputs are summarized in the three broad levels listed below:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs include the following:

•	Quoted prices in active markets for similar assets or liabilities.

•	Quoted prices in markets that are not active for identical or similar assets or liabilities.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

The following table sets forth, by level, the Company’s assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009:

			Fair Value Measurement Using

	Carrying Amount in Balance Sheet	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial Liabilities:
Corn contracts	$(90,225)	$(90,225)	$(90,225)	$—	$—

Interest rate swap	(4,365,735)	(4,365,735)	—	(4,365,735)	—

The following table sets forth, by level, the Company’s assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008:

			Fair Value Measurement Using

	Carrying Amount in Balance Sheet	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial Liabilities:
Interest rate swap	$(6,318,012)	$(6,318,012)	$—	$(6,318,012)	$—

Fair values of interest rate swap agreements are obtained from the counterparty, who computes the values based on current market interest rates and yield curves, and have been evaluated for credit swap default risk. The fair value of corn contracts are based on quoted market prices in active markets.

12. OPERATING LEASES

The Company has various equipment leases under non-cancelable leases through October 2013. Rent expense for operating leases was approximately $133,000 and $30,000 for the years ended December 31, 2009 and 2008, respectively.

At December 31, 2009, the Company had the following minimum lease commitments for payment of rentals under leases, which at inception had a non-cancelable term of over one year:

Periods Ending December 31,

2010	$144,551
2011	133,097
2012	105,713
2013	48,065

Total minimum lease commitments	$431,426

PATRIOT RENEWABLE FUELS, LLC

Notes to Financial Statements

December 31, 2009

13.	RISKS AND UNCERTAINTIES

The Company has certain risks and uncertainties that it experiences during volatile market conditions, which can have a significant impact on operating results. A majority of the Company’s revenues are derived from the sale and distribution of ethanol to customers primarily located in the U.S. Corn for the production process is supplied to the plant primarily from local agricultural producers purchased on the open market. For the fiscal year ended December 31, 2009 ethanol sales averaged 84% of total revenues and corn costs averaged 76% of cost of goods sold.

The Company’s operating and financial performance is largely driven by the prices at which it sells ethanol and the cost at which it purchases corn. The price of ethanol and the cost of corn are both influenced, not necessarily in similar directions, by factors such as supply and demand, the weather, and by government policies and programs. Ethanol is also influenced by unleaded gasoline prices and the petroleum markets as a whole, which do not necessarily impact the cost of corn. Similarly, the cost of corn may be influenced, independently of ethanol, by other grain markets such as wheat and soybeans. The Company utilizes various risk management policies and programs to protect against the price volatility of these commodities, as well as those of natural gas and distillers grains.

14.	LEGAL PROCEEDINGS

From time to time in the ordinary course of business, the Company may be named as a defendant in legal proceedings related to various issues, including without limitation, workers’ compensation claims, tort claims, or contractual disputes. The Company is not currently a party to any material pending legal proceedings and they are not currently aware of any such proceedings being contemplated.

Patriot Renewable Fuels, LLC

Financial Statements for the
Years Ended December 31, 2008 and 2007 and
Independent Auditors’ Report

PATRIOT RENEWABLE FUELS, LLC

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
Patriot Renewable Fuels, LLC
Annawan, Illinois

We have audited the accompanying balance sheets of Patriot Renewable Fuels, LLC (the “Company”) as of December 31, 2008 and 2007, and the related statements of operations, members’ equity, and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

November 24, 2009

PATRIOT RENEWABLE FUELS, LLC

BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,181,961	$193,263
Accounts receivable	6,096,918
Inventory	6,230,835
Prepaid expenses and other	1,852,846	510,094

Total current assets	16,362,560	703,357

PROPERTY AND EQUIPMENT:
Property and equipment, at cost	155,812,610	114,544,604
Accumulated depreciation	(2,984,707)	(25,937)

Property and equipment, net	152,827,903	114,518,667

OTHER NONCURRENT ASSETS:
Deferred financing costs, net	708,074	760,809
Notes receivable	23,788,083	12,927,685
Interest receivable	2,033,506	387,096

Total other noncurrent assets	26,529,663	14,075,590

TOTAL ASSETS	$195,720,126	$129,297,614

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$5,188,218	$12,534,249
Accrued expenses	3,576,850	481,582
Current portion of long term debt	7,608,529

Total current liabilities	16,373,597	13,015,831

NONCURRENT LIABILITIES:
Long-term debt	91,512,811	33,765,282
Revolving loan	2,013,204
Derivative liability	6,318,012	2,629,872
Deferred income	26,646,364	21,927,685

Total liabilities	142,863,988	71,338,670

MEMBERS’ EQUITY:
Members’ capital	64,016,373	60,016,373
Retained deficit	(11,160,235)	(2,057,429)

Total members’ equity	52,856,138	57,958,944

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$195,720,126	$129,297,614

See notes to financial statements.

PATRIOT RENEWABLE FUELS, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

NET REVENUE	$63,534,383

COST OF GOODS SOLD	65,562,932

GROSS MARGIN	(2,028,549)

OPERATING EXPENSES	2,426,152	$1,309,588

Loss from operations	(4,454,701)	(1,309,588)

OTHER (INCOME) EXPENSE:
Interest expense	2,603,204
Interest income	(1,671,990)	(1,583,077)
Derivative loss	3,688,140	2,629,872
Other (income) expense	28,751	(143,383)

Total other expense	4,648,105	903,412

NET LOSS	$(9,102,806)	$(2,213,000)

See notes to financial statements.

PATRIOT RENEWABLE FUELS, LLC

STATEMENTS OF MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Members’ Capital	Retained Earnings (Deficit)	Total

BALANCE AT JANUARY 1, 2007	$60,136,523	$155,571	$60,292,094

Abandoned contributions	(120,150)		(120,150)

Net loss		(2,213,000)	(2,213,000)

BALANCE AT DECEMBER 31, 2007	60,016,373	(2,057,429)	57,958,944

Issuance of convertible debt	4,000,000		4,000,000

Net loss		(9,102,806)	(9,102,806)

BALANCE AT DECEMBER 31, 2008	$64,016,373	$(11,160,235)	$52,856,138

See notes to financial statements.

PATRIOT RENEWABLE FUELS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,102,806)	$(2,213,000)
Adjustments to reconcile net loss to net cash provided by operating activities:
Abandoned equity contributions		(120,150)
Depreciation and amortization	2,686,510	152,918
Gain on disposal of equipment		(1,793)
Interest income on tax increment financing notes receivable	(1,646,410)	(387,096)
Derivative loss	3,688,140	2,629,872

Changes in operating assets and liabilities:
Accounts receivable	(6,096,918)
Inventory	(6,230,835)
Prepaids and other current assets	(1,342,752)	(449,304)
Accounts payable	2,666,821	(3,497)
Accrued expenses	3,095,268	21,965

Net cash flows from operating activities	(12,282,982)	(370,085)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investments		(15,000,000)
Proceeds from sale of investments		32,300,000
Other proceeds from property and equipment		13,939
Purchase of property and equipment	(56,889,651)	(96,309,640)

Net cash flows from investing activities	(56,889,651)	(78,995,701)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from tax increment financing		9,000,000
Payments on deferred financing costs	(78,301)	(13,850)
Advances on line of credit, net	2,013,204
Proceeds from debt	66,234,718	33,765,282
Payments on long term debt	(1,008,290)
Proceeds from convertible subordinated debt	4,000,000

Net cash flows from financing activities	71,161,331	42,751,432

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,988,698	(36,614,354)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	193,263	36,807,617

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,181,961	$193,263

(Continued)

PATRIOT RENEWABLE FUELS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007 (CONCLUDED)

	2008	2007

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION -
Cash paid during the year for interest, net of amount capitalized	$1,054,522	$1,347

NONCASH INVESTING AND FINANCING ACTIVITIES:
Accounts payable incurred for property and equipment	$2,500,000	$12,512,852
Notes receivable included in deferred income	10,860,398	12,927,685
Donation of roadway to municipality	5,608,972

See notes to financial statements.

PATRIOT RENEWABLE FUELS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Patriot Renewable Fuels, L.L.C., an Illinois Limited Liability Company, (the “Company”) is a dry mill, corn-based processing facility that produces ethanol and distillers grains that are derived from corn. The ethanol plant is located in Annawan, Illinois and will produce 100 million gallon per year of denatured fuel grade ethanol and approximately 320,000 tons of dried distillers grains with soluble (“DDGS”) and process 35.7 million bushels of corn at nameplate (guaranteed by the design-builder) capacity.

The Company began construction of the facility in November 2006 and it was commissioned on August 31, 2008. The year ended December 31, 2008 reflects approximately four full months of operations from the time of commissioning and eight months of construction activity. The ethanol plant processed 12.1 million bushels of corn and produced 33.8 million gallons of denatured fuel grade ethanol in the year ending December 31, 2008, along with approximately 96,000 tons of DDGS.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk – The Company performs periodic credit evaluations of its marketers and has not required collateral. The Company’s operations vary with the volatility of the market for inputs (including corn, natural gas, chemicals, and denaturant) and for finished products (ethanol and DDGS), and to mitigate that volatility the Company actively seeks to minimize inventory and accounts receivable levels.

Cash Equivalents – All highly liquid investments with a maturity of three months or less at the time of purchase are considered to be cash equivalents. The Company maintains cash and cash equivalents primarily in accounts with two financial institutions which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts or any losses in connection with these balances. At December 31, 2008, the Company had $2,511,762 in money market funds which are classified as cash equivalents and recorded at cost which approximates fair value.

Accounts Receivable – Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company does not have any off-balance sheet credit exposure related to its customers, nor has it experienced any write-offs of uncollectible accounts and no allowance for doubtful accounts is recorded.

Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the first in, first out method. Inventories consist of raw materials (corn, chemicals, denaturant), work in process, finished goods (ethanol and DDGS).

All materials and production costs related to the production of ethanol and distillers grains not sold are capitalized as inventory and recognized as cost of sales when the sale of the product is recognized.

Prepaid Expenses – Prepaid expenses are recorded for non-inventory purchases that will be consumed in less than one year. Included in prepaid expenses and other assets are certain costs paid in advance for natural gas expenses. As of December 31, 2008 the amount included on the balance sheet is $1,229,420 for prepaid natural gas expenses.

Property and Equipment – Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is determined using the straight-line method for financial reporting purposes over the estimated useful lives of the assets.

Estimated useful lives are as follows:

Land improvements	30 years
Buildings	15 – 30 years
Process equipment	10 – 20 years
Grain handling equipment	10 years
Railroad and rail equipment	20 years
Office and computer equipment	3 – 5 years

The Company expenses maintenance and repair expenses as incurred, major improvements are capitalized.

The Company initiated ethanol and DDGS production on August 31, 2008 and began depreciating the plant on that date. Prior to that time, the Company capitalized interest on its construction in progress activities related to the ethanol plant. Interest capitalized for the years ended December 31, 2008 and 2007 was $2,208,197 and $532,194, respectively.

The Company reviews property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset or assets may be impaired and that the undiscounted cash flows expected to be generated by the assets are less than the carrying amount of those assets. The Company has identified no such impairment losses.

Deferred Financing Costs – Costs incurred in connection with the acquisition of financing for the ethanol plant were deferred and amortized over the term of the respective financing using the straight-line method. Accumulated amortization was $272,091 and $141,056 at December 31, 2008 and 2007, respectively.

Notes Receivable – During the years ended December 31, 2008 and 2007, the Company received cash and promissory notes from the Village of Annawan (the “Village”) under a tax increment financing agreement (“TIF”). The Village provided funds in the form of interest bearing notes and cash proceeds from a TIF bond issuance. The notes will bear interest at a fixed rate established at the time of issuance based on the prime rate, not to exceed 9% per annum.

Interest Rate Swap – The Company entered into an interest rate swap to fix the interest rate for a portion of its long term debt. The Company records the interest rate swap at fair value with changes in fair value recognized in earnings since the interest rate swap was not designated as a cash flow hedge. The Company recognizes the fair value of its interest rate swap as “Derivative liability” on the balance sheets.

Deferred Income – Proceeds received from the Village under the TIF agreement are recorded as deferred income and amortized into income over the life of the related property and equipment.

Convertible Debt – The Company issued $4,000,000 of convertible subordinated notes on November 25, 2008, the proceeds of which are recorded as long term debt, at a discount based on the conversion feature. The notes bear interest at a rate of 16% and are convertible to units each year at the anniversary date as follows: $1,500 per unit at November 25, 2009, $1,000 per unit at November 25, 2010, and $500 per unit at November 25, 2011. The intrinsic value of the beneficial conversion feature at the time of issuance was recorded as a discount on note and a component of members’ equity. The discount will be amortized to expense over the three year term of the convertible subordinated debt.

Revenue Recognition – The Company sells ethanol and DDGS pursuant to marketing agreements, and recognizes revenue at the time of loading ethanol or distillers grains into trucks, railcars, or containers. This is the point at which the marketer takes ownership of the product and assumes risk of loss.

In accordance with the Company’s agreements for the marketing and sale of ethanol and related products, commissions and freight due to the marketers are deducted from the gross sales price at the time payment is remitted to the Company. Product sales are recorded net of freight and commission. For the year ended December 31, 2008, ethanol sales are recorded net of commissions totaling $730,228 and freight totaling $4,630,789. DDGS sales are also recorded net of commissions and freight of $199,513 and $1,641,901, respectively, for the year ended December 31, 2008.

Expense Recognition – Cost of goods sold primarily consists of costs for raw materials, utilities, conversion costs, warehousing costs, salaries, wages and expenses for plant operating staff and plant management depreciation and amortization expenses, general facility overhead charges, property taxes and property and casualty insurance.

Operating expenses consist primarily of salaries and expenses for management, administrative and accounting employees, fees paid to outside service providers such as legal, accounting, and consulting firms.

Income Taxes – The Company is organized as a limited liability company. This provides that in lieu of corporate income taxes the members are to separately account for their proportionate share of the Company’s items of income, deductions, losses and credits. Therefore, these financial statements do not include a provision for income taxes.

Fair Value – The carrying amounts for cash and cash equivalents, accounts and notes receivable, and accounts payable approximate fair value. Fair values of derivative financial instruments are determined based on quoted market prices. Fair values of interest rate swap agreements are computed based on nominal and current interest rates, and have been evaluated for credit swap default risk. The fair value of the debt approximates their carrying value due to their short maturity or floating interest rates, as applicable.

Impact of New Accounting Pronouncements – Effective July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative, nongovernmental generally accepted accounting principles (“GAAP”) in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP. The Company’s accounting policies were not affected by the conversion to ASC.

In July 2006, the FASB issued new accounting guidance of the accounting for uncertainty in income taxes. This guidance prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. This guidance is effective for fiscal years beginning after December 15, 2008.  The Company currently evaluates uncertain tax positions by estimating the amount that is probable and estimable of being payable, if successfully challenged by such tax authorities, under the provisions of accounting for contingencies.  The Company has not yet determined the impact of adopting the new guidance.

In September 2006, the FASB issued new accounting guidance of the accounting for fair value measurements and disclosures. This guidance defines fair value of financial and nonfinancial assets and liabilities, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This guidance applies to fair value measurements that are already required or permitted by existing standards except for measurements of share-based payments and measurements that are similar to, but not intended to be, fair value and nullifies the Emerging Issues Task Force guidance that prohibited recognition of gains or losses at the inception of derivative transactions whose fair value is estimated by applying a model. This guidance clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. This guidance is effective for the Company’s year ending December 31, 2008. On November 14, 2007, the FASB approved to defer the effective date for all nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. The Company adopted this guidance, as it relates to financial assets and liabilities as of January 1, 2008 (see Note 12). The Company does not anticipate that the adoption of this guidance, as it relates to the nonfinancial assets and liabilities will have a material impact on its financial position, results of operations or cash flows.

In March 2008, the FASB issued new accounting guidance of the accounting for derivatives and hedging.  This guidance requires, among other things, enhanced disclosure about the volume and nature of derivative and hedging activities and a tabular summary showing the fair value of derivative instruments included in the statement of financial position and statement of operations.  This guidance also requires expanded disclosure of contingencies included in derivative instruments related to credit risk.  This guidance is effective for the Company’s year ending December 31, 2009.  The adoption of this guidance is not expected to have a material effect on the Company’s financial statements other than providing certain enhanced disclosures.

In May 2009, the FASB issued new accounting guidance of the accounting for subsequent events, which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  This guidance is effective for interim periods ending after June 15, 2009.  The adoption of this guidance is not expected to have a material effect on the Company’s financial statements other than providing certain enhanced disclosures.

2.	INVENTORY

A summary of inventory at December 31, 2008 is as follows:

Raw materials	$2,639,996
Work in process	1,269,110
Finished goods	1,954,742
Other	366,987

$6,230,835

3.	PROPERTY AND EQUIPMENT

A summary of property and equipment at December 31, 2008 and 2007 is as follows:

	2008	2007

Land and land development	$18,187,718	$3,681,142
Process and grain handling equipment	110,544,360
Buildings	26,337,650	749,336
Furniture, fixtures and computer equipment	742,882	183,276
Construction in progess		109,930,850

	155,812,610	114,544,604
Accumulated depreciation	(2,984,707)	(25,937)

Property and equipment, net	$152,827,903	$114,518,667

4.	TAX INCREMENT FINANCING

During the years ended December 31, 2008 and 2007, the Company received amounts from the Village under a TIF agreement. The Village provided funds in the form of interest bearing notes and cash proceeds from a TIF bond issuance. The notes will bear interest at a fixed rate established at the time of issuance based on the prime rate, not to exceed 9% per annum. Bonds issued under the TIF arrangement are not a liability of the Company but are an obligation of the Village since the Company does not guarantee the TIF debt and has no obligation to satisfy any shortfall in annual debt service requirements. The bonds and related notes are to be repaid by the Village from the incremental increase in property taxes related to the improvement of the Company’s real property. The proceeds of the financing have been recorded as deferred income and are amortized into income with such amortization amount based on the life of the related property and equipment. The amount of reimbursements to be received under the TIF agreement is not to exceed $41,772,000 plus related interest on the TIF notes receivable. As of December 31, 2008 and 2007, the Company had received $9,000,000 in cash from the Village in addition to $23,788,083 and $12,927,685 of notes receivable, respectively. The Company recorded $32,788,083 of deferred income related to the amounts received, and has amortized $532,927 of deferred revenue, which is included in the statement of operations for the year ended December 31, 2008. The Company also reduced deferred income by $5,608,792 related to the transfer of property rights for the plant access road from the Company to the Village. The fair value of the asset was determined to approximate the cost basis due to the recent construction. As of December 31, 2008 and 2007 the remaining unamortized deferred income balance was $26,646,364 and $21,927,685, respectively. Interest of $2,033,506 and $387,096 was accrued on the notes receivable at an interest rate of 7.2% and included in the statements of operations for the years ended December 31, 2008 and 2007, respectively.

5.	LONG TERM DEBT

Debt consists of the following at December 31, 2008 and 2007:

	2008	2007

Construction loan, variable interest of 90 day LIBOR plus 300 basis points		$33,765,282

Fixed rate loan, variable interest of 90 day LIBOR plus 300 basis points, swapped to fixed rate of 8.655%	$46,950,000

Variable rate loan, variable interest of 90 day LIBOR plus 300 basis points	33,050,000

Long-term reducing revolving loan, variable interest of 30 day LIBOR plus 300 basis points	18,991,710

Convertible subordinated debt, unsecured, fixed interest rate of 16% convertible to membership units	4,000,000

Discount on convertible subordinated debt	(3,870,370)

	99,121,340	33,765,282
Less current maturities	7,608,529

Long-term portion	$91,512,811	$33,765,282

On November 28, 2006, the Company entered into a loan agreement (the “Agreement”) with a financial institution (the “Bank”) for a construction loan of up to $93,900,000, a revolving loan of $7,000,000 and letters of credit of $3,000,000 to provide financing for construction and operation of the ethanol plant. In connection with the Agreement, the Company also entered into an interest rate swap agreement fixing the interest rate on $46,950,000 of debt.

On September 22, 2008, the Agreement was amended (the “Amendment”) to increase the amount available under the construction loan to $100,000,000, increase the revolving loan to $12,000,000, and reduce the letters of credit to $972,685. In addition, the Amendment also provided for a $4,000,000 bridge loan to be issued subject to replacement by issuance of convertible subordinated debt (“Subordinated Debt”) by the Company.

On October 8, 2008 (“Completion Date”) the construction loan was converted into three term loans. One term loan, the fixed rate loan, is for $46,950,000, and the balance is subject to the interest rate swap agreement (see Note 6). The remaining amounts of the construction loan were converted to a variable rate loan of $33,050,000 and a long-term reducing revolving loan of $20,000,000.

The Agreement also provides for a revolving loan under which the Company can borrow the lesser of (1) a borrowing base calculation defined in the Agreement or (2) $12,000,000 and matured on April 30, 2009. On April 30, 2009, and May 31, 2009, respectively, the revolving loan was amended to reduce the amount available from $12,000,000 to $6,000,000 and to extend the maturity date from April 30, 2009 to August 31, 2009. Interest is payable quarterly on outstanding borrowings. At December 31, 2008 the Company had borrowings of $2,013,204 under the revolving loan. On August 31, 2009, the Company executed an extension to the revolving loan as described in Note 13.

The fixed and variable rate notes bear interest at a variable rate of 90 day LIBOR plus three hundred basis points, and the long-term reducing revolving loan and the revolving loan bear interest at a variable rate of 30 day LIBOR plus three hundred basis points (7.52% and 4.54%, respectively, at December 31, 2008). The borrowings under the Agreement are collateralized by substantially all assets of the Company. The term loans require quarterly interest and principal payments and mature five years after the Completion Date of the construction loan. In addition, subsequent to the Completion Date, the Company must make additional annual principal payments based on an excess cash flow calculation, as defined in the Agreement. As of December 31, 2008, no additional amounts were owed under this calculation. Annual expected maturities for long term debt are as follows as of December 31, 2008:

Year Ending December 31,
2009	$7,608,529
2010	8,200,730
2011	8,952,098
2012	9,481,919
2013	64,878,064

$99,121,340

The Agreement contains various restrictive covenants which, among other matters, require that the Company meet certain financial ratios. At December 31, 2008 the Company was subject to a minimum net worth covenant, the requirement of which was deferred to March 31, 2009. Beginning in February 2009 the Company was to be subject to a minimum working capital covenant and in March 2009 to a minimum fixed charge covenant. The requirement for these covenants was also deferred to March 31, 2009. The Company was in violation of these covenants as of March 31, 2009 and obtained a waiver of the violations on May 31, 2009 extending the covenant measurement until August 31, 2009. On August 31, 2009, the Company entered into an amended and restated agreement with the Bank as described in Note 13.

On November 25, 2008, the Company issued Subordinated Debt totaling $4,000,000 to five related parties (see Note 7). The Subordinated Debt bears interest at a rate of 16%, has a term of three years, and is convertible to membership units at each anniversary date at a cost of $1,500, $1,000, and $500 per unit, respectively, on November 25, 2009, 2010, and 2011.

6.	INTEREST RATE SWAP

As discussed in Note 6, the Company entered into a forward starting interest rate swap (the “Swap”) in the notional amount of $46,950,000 during 2007. The Swap fixed the variable interest rate portion of the term loan subsequent to the Completion Date at 8.655%. The variable rate under the Agreement is equal to LIBOR plus three hundred basis points. The Swap is effective as of October 8, 2008 and terminates on October 8, 2013.

At December 31, 2008 and 2007, the Company recorded a liability related to the fair value of the Swap of $6,318,012 and $2,629,872, respectively. The change in fair value of the Swap was recorded in the statements of operations.

7.	RELATED PARTY TRANSACTIONS

The Company has engaged CGB Enterprises Co. (“CGB”), an equity member, to source corn for the plant under a long term agreement on a fee per bushel basis. During the construction of the ethanol plant, the Company engaged Scheckel Construction Co. (“Scheckel”) for the land preparation. The sole owner of Scheckel is a Board member of the Company. The Company has also engaged Fagen, Inc. (“Fagen”) as the general contractor for the design and construction of the Project. The sole owner of Fagen is an equity member of the Company.

Total amounts paid to related parties during the years ended December 31, 2008 and 2007 were as follows:

	2008	2007

Fagen	$47,848,996	$75,628,825
Scheckel	434,289	3,163,551
CGB	51,949,765

	$100,233,050	$78,792,376

Total amounts payable to related parties at December 31, 2008 and 2007 were as follows:

	2008	2007

Fagen	$2,500,000	$11,139,627
Scheckel		318,556
CGB	1,393,245
Other		37,100

	$3,893,245	$11,495,283

The Company has engaged Murex N.A, LTD, (“Murex”), an equity member, to market ethanol for the plant under a long term agreement on a percentage of revenue commission basis. Total amounts owed to the Company from Murex, as of December 31, 2008 were $5,012,279.

As discussed in Note 5, the Company entered into convertible subordinated debt agreements with certain equity members of the Company.

8.	CONTINGENCIES

The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of material in its location. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, occupational heath, and the production, handling, storage and use of hazardous materials to prevent environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities are recorded when the Company’s liability is probable and the costs can be reasonably estimated. No such liabilities were recorded at December 31, 2008 and 2007 and the Company is not currently a party to any unsettled legal proceedings at December 31, 2008.

9.	COMMITMENTS

The Company executed a corn origination agreement with CGB, an equity member of the Company, whereby CGB is entitled to the exclusive right for procurement of 100% of the corn needs for the plant. The Company executed a marketing agreement with Murex, an equity member of the Company, whereby Murex is entitled to the exclusive right for sale and distribution of 100% the plant’s ethanol. The Company executed a marketing agreement with CHS, Inc., whereby CHS, Inc. is entitled to the exclusive right for sale and distribution of 100% of the plant’s dried distiller’s grains with solubles, wet distiller’s grains and solubles.

10.	MAJOR CUSTOMERS

For the year ended December 31, 2008, two customers accounted for all of the Company’s revenues and trade accounts receivable. Revenues for the ethanol marketer represented 85% of total revenues for the year ended December 31, 2008. Revenues for the dry distiller grains marketer represented 15% of total revenues for the year ended December 31, 2008. Accounts receivable for the ethanol marketer represented 82% of total outstanding receivables at December 31, 2008. Accounts receivable for the dry distiller grains marketer represented 14% of total outstanding receivables at December 31, 2008.

11.	MEMBERS’ EQUITY

As specified in the Company’s operating agreement, the Company has one class of membership units. The Company is authorized to issue up to 65,000 membership units. No additional units may be issued for less than $500 per unit without the consent of the majority of the membership units then outstanding. Profits and losses of the Company are allocated to members based on the proportion of units held. As of December 31, 2008 and 2007 the Company had 45,741 membership units issued and outstanding.

12.	FAIR VALUE MEASUREMENTS

The Company determines the fair market value of its interest rate swaps, based on the fair value definition and hierarchy levels established in the accounting guidance for fair value measurements and disclosures. This guidance establishes three levels within its hierarchy that may be used to measure fair value:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:

Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data.

Level 3:	Unobservable inputs that are supported by little or no market activity, which requires the Company to develop its own assumptions.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The following table sets forth, by level, the Company’s assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008.

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs

Interest rate swap liability	$—	$6,318,012	$—

13.	SUBSEQUENT EVENT

On August 31, 2009, the Company entered into an amended and restated loan agreement (the “Restated Agreement”) with the Bank. The Restated Agreement reduced the maximum availability on the revolving loan to $5,000,000 and extended the maturity date under the revolving loan to July 31, 2010. The Restated Agreement also revised the fixed charge and net worth covenant requirements; eliminated the working capital covenant; increased the base rate on the various loans, except for the fixed rate loan, to LIBOR plus four hundred fifty basis points with a minimum interest rate of 5.5%; and established a required debt service reserve of $5,000,000 to be funded by an annual excess cash flow calculation.

The Company is in compliance with the covenants of the Restated Agreement as of September 30, 2009 and expects to be in compliance with the covenants throughout 2010.

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